Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF FORMATION

OF

ARC LOGISTICS GP LLC

It is hereby certified pursuant to Section 18-202 of the Delaware Limited Liability Company Act that:

1. The name of the limited liability company (hereinafter called the “Company”) is Arc Logistics GP LLC.

2. The Certificate of Formation of the Company is hereby amended to effect a change in Article First thereof, relating to the name of the Company, accordingly Article First of the Certificate of Formation shall be amended to read in its entirety as follows:

“FIRST. The name of the limited liability company formed hereby is Zenith Energy Logistics GP LLC.”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of this 21st day of December, 2017.

ZENITH ENERGY U.S. LOGISTICS HOLDINGS, LLC
Sole Member of Arc Logistics GP LLC

By:	/s/ Jeffrey R. Armstrong
Name:	Jeffrey R. Armstrong
Title:	Chief Executive Officer